Citypoint 1 Ropemaker Street London EC2Y 9AW England Tel: +44 (0) 20 3580 4700 Fax: +44 (0) 20 3580 4800

April 7, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Sonia Bednarowski

John Dana Brown Ben Phippen

John Spitz

Re:	Fidelis Insurance Holdings Limited

Amendment No. 3 to Draft Registration Statement on Form F-1

Submitted April 7, 2023

CIK No. 0001636639

Ladies and Gentlemen:

On behalf of Fidelis Insurance Holdings Limited (“FIHL” or the “Company”), we are submitting this letter and the following information in response to the letter, dated March 10, 2023, received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 (the “DRS Amendment No. 2”) to draft Registration Statement on Form F-1 (the “Registration Statement”) confidentially submitted on March 1, 2023. We are also electronically transmitting for confidential submission an amended version of the DRS Amendment No. 2 (the “DRS Amendment No. 3”).

Except for the page references contained in the comments of the Staff, references to page numbers below pertain to the page numbers in the DRS Amendment No. 3. Capitalized terms used herein without definition have the meanings ascribed to them in the DRS Amendment No. 3.

Summary

Our Competitive Strengths, page 17

1.

Comment: Refer to your response to comment 4. Please clarify the basis for your belief that you do not have exposure to historic adverse settlement issues in the same way as many of your peers and competitors by disclosing what you mean by “historic legacy issues,” “at that time” and “that period” in your statement on page 18 that Fidelis did not underwrite any policies that had exposure to “historic legacy issues” as compared to many of its longer established peers who either were writing business “at that time” or may have written legacy risk related to “that period” and therefore may be exposed to such losses.

BRUSSELS CHICAGO FRANKFURT HOUSTON LONDON LOS ANGELES MILAN

NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Willkie Farr & Gallagher (UK) LLP is a limited liability partnership formed under the laws of the State of Delaware, USA and is authorised and regulated by the Solicitors Regulation Authority with registration number 565650.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 152 to delete these statements.

Risk Factors

Risks Relating to the Group’s Business and Industry

If FIHL were deemed to be an investment company, pages 49-50

2.	Comment: Refer to your response to comment 6. Please revise your disclosure in this risk factor to include the response you included in your March 1, 2023 response letter.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 49-50.

Legal Proceedings, page 163

3.	Comment: Please revise to include quantitative disclosure on page 167 regarding the potential exposure to claims related to the leased aircraft within Russia.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 163-164 to include quantitative disclosure with respect to the total amount of reserves of the Company in respect of losses associated with the Ukraine Conflict, the considerable majority of which is reserves reflecting the Company’s estimates for potential loss claims relating to leased aircraft within Russia.

Please do not hesitate to call Joseph Ferraro at 011-44 203 580 4707 or Jennifer Tait at 011-44 203 580 4729 with any questions or comments.

Very truly yours,

/s/ Joseph Ferraro

Joseph Ferraro

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